Exhibit 99.1

MAAS Announces Transaction Agreement to Acquire Times Good, Establishing Full-Stack AI Ecosystem with Leading Computing Power and Algorithms

QINGDAO, China, January 23, 2026 - Maase Inc. (NASDAQ: MAAS) (“MAAS” or the “Company”) today announced that it has entered into a transaction agreement to acquire 100% of the equity interests of Times Good Limited (the “Target Company” or “Times Good”), which in turn, controls core assets and operations of Huazhi Future (Chongqing) Technology Co., Ltd. (“Huazhi Future”) and its subsidiaries (collectively the “Huazhi Group”). Huazhi Group is a leading provider of computing power and algorithm solutions in China. This acquisition is a key step in MAAS’s implementation of its dual-engine strategy driven by intelligent technology and capital investments. By integrating Huazhi Group’s underlying computing power and core algorithm capabilities, MAAS will build a complete technology stack spanning from the computing foundation and intelligent algorithms to smart hardware and full-scenario services. This marks MAAS’s strategic evolution from a “Scenario Operator” to an “AI Industry Leader” with full-stack, self-controlled capabilities.

The transaction values Huazhi Group at approximately RMB1.1 billion. The consideration will be paid through a combination of shares and cash, consisting of (i) an aggregate 87,400,144 Class A ordinary shares of a par value of US$0.09 each of the Company (the “Consideration Shares”), and (ii) a cash payment of US$26,000,000, which will be paid within 365 days after the Closing. The Consideration Shares will be subject to a lock-up period of sixty (60) months following the Closing. The transaction is expected to close by the end of February 2026.

Huazhi Group, specializing in high-performance computing and artificial intelligence algorithm R&D, possesses robust computing clusters and advanced underlying algorithm frameworks that provide a solid foundation for the training and deployment of AI applications. Huazhi Group focuses on integrating high-performance computing power, big data, and algorithm resources, and it serves government governance sectors such as public security, firefighting, agriculture, forestry, and water resources, as well as supporting the digital transformation of large enterprises. Following the completion of this acquisition, MAAS will establish a vertically integrated capability covering “computing power, algorithms, and smart hardware-enabled full-scenario operational services,” connecting every technical link in AI industrial implementation.

Ms. Min Zhou, the Chief Executive Officer of MAAS, commented, “MAAS was born out of capital, but evolves through technology. We have been committed to seeking high-quality targets that can expand the boundaries of our AI ecosystem, while Huazhi Group represents the core engine that will power the evolution of these scenarios. With the addition of Huazhi Group, MAAS now possesses integrated hardware-software capabilities. We will continue our dedication to enabling a future life of freedom through intelligent technology and creating long-term value for our shareholders.”

About MAAS

Founded in 2010 and formerly known as Highest Performances Holdings Inc. and Puyi Inc., we have evolved with a vision to become a leading provider of intelligent technology-driven family and enterprise services. Our mission is to enhance the quality of life for families worldwide by leveraging two primary driving forces: technological intelligence and capital investments. We are dedicated to investing in high-quality enterprises with global potential, focusing on areas such as artificial-intelligence services, advanced deep-tech solutions, science-backed health and wellness products.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: various closing conditions to the acquisition may not be satisfied or waived; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Phone: +86-532-66030885

Email: ir@maaseai.com